

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2024

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
4422 N. Ravenswood Ave #1025
Chicago, Illinois 60640

      Re: Welsbach Technology Metals Acquisition Corp.
         Preliminary Proxy Statement on Schedule 14A
         Filed on May 17, 2024
         File No. 001-41183

Dear Daniel Mamadou:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 17, 2024

General

1. Please revise to disclose that your proposal to extend your termination date beyond 36 months from the effectiveness of your initial public offering registration statement does not comply with Nasdaq listing rules. Describe the risks of your non-compliance, including that your securities may be subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any such suspension or delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing